

By Electronic Mail

November 2, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Collaborative Investment Series Trust
        Issuer CIK: 0001719812
        Issuer File Number: 333-221072 / 811-23306
        Form Type: 8-A12B
        Filing Date: November 2, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Mohr Growth ETF (MOHR)
- Adaptive Core ETF (RULE)
- Mindful Conservative ETF (MFUL)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst